Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number : 333-134390
Date: July 24, 2006

EXTERNAL NEWS RELEASE

06-32-TC

For Immediate Release:   July 21, 2006

TECK COMINCO ANNOUNCES EXTENSION OF BID FOR INCO LIMITED

Vancouver, July 21, 2006  -  Teck Cominco Limited (TSX—TCK.A; TCK.B; NYSE—TCK) today announced that it has extended the expiry date of its offer to acquire all of the outstanding common shares of Inco Limited (TSX, NYSE-N) until 8:00 p.m. (Toronto  time) on August 16, 2006.  The offer was announced on May 8, and was mailed to Inco shareholders on May 23.

The new expiry date of the offer coincides with the date on which the Inco shareholder rights plan will be cease traded pursuant to an order issued on July 20, 2006, with the consent of Teck Cominco and Inco, by the Ontario Securities Commission.

Teck Cominco President and CEO, Don Lindsay, said: “We continue to monitor the progress of the bidding for Falconbridge.  As market conditions evolve we will weigh any possible changes in our offer for Inco carefully against other potential transactions, and we remain committed to a disciplined approach to any transaction.”

Teck Cominco will also amend the terms of its offer to extend the time for deposit of Inco common shares for 10 business days after it first takes up and pays for Inco shares under the offer.  U.S. federal securities laws applicable to the offer do not permit a tender offer offering cash and shares subject to proration to have more than one take-up date.  Teck Cominco applied for, and received from the U.S. Securities and Exchange Commission, relief from this rule, permitting it to amend its offer in this manner.

All other terms and conditions of the Teck Cominco offer will remain unchanged.  Teck Cominco expects to mail a notice of variation reflecting the amendment on or about July 25.

As at 5:00 p.m. (Toronto time) on July 21, 2006, approximately 1.35 million Inco common shares had been deposited to the Teck Cominco offer and not withdrawn.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer.  These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330.  Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These forward-looking statements include statements concerning Teck Cominco’s intention regarding the amendment of its offer for Inco.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

For further information, please contact:

Greg Waller

Director, Financial Analysis and Investor Relations

(604) 687-1117